UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March 2007

GIANT OIL & GAS INC.

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(Registrant’s Name)

246 Stewart Green S.W., Suite 4010

Calgary, Alberta, Canada, T3H 3C8

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F [ X ] Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Extension of Warrant Commencement Date

By way of letter agreements with each individual warrant holder, Giant Oil & Gas Inc., a Canadian corporation (the "Company") and each respective warrant holder have agreed to extend the vesting of the Company’s Class A, Class B, and Class C warrants (the “Warrants”). Originally, all of the Warrants were to have vested on May 20, 2007 (the “Warrant Commencement Date”). As a result of the agreements between the Company and the respective Warrant holders, the Warrant Commencement Date has been extended from May 20, 2007 to May 20, 2008 with respect to the Class A Warrants; to November 20, 2008 with respect to the Class B Warrants; and to May 20, 2009 with respect to the Class C Warrants. All other terms of the Warrant agreements remain unchanged.

For all the terms and conditions of the letter agreements between the Company and the Warrant holders, reference is hereby made to the form of such agreement annexed hereto as exhibit 10.1. All statements made herein concerning the foregoing agreements are qualified by references to said exhibits.

Section 9-Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(a)	Financial Statements of business acquired.	Not applicable
(b)	Pro forma financial information.	Not applicable
(c)	Exhibits:

Exhibit 10.1	Form of Warrant Commencement Date Extension Letter

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

GIANT OIL & GAS INC.

By: /S/ Robert Coale

Name: Robert Coale
Title: President

Date:	March 19, 2007